                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For May 10, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X           Form 40-F
                                     -----                   -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                            Yes                            No   X
                                ------                        -----

This Form 6-K consists of:

"NORTHWESTERN MINERAL VENTURES INC.

APRIL 27, 2005

DEAR SHAREHOLDERS:

I would like to take this opportunity to update our shareholders on the operations of Northwestern Mineral Ventures for the period ended December 31,
2004, and the first quarter of 2005. Northwestern has had a very successful year in both completing its stated operational objectives and raising capital to fully fund its current mineral exploration projects.

In this package you will find the audited Annual Financial Statements and
Management Discussion & Analysis for the period ended December 31, 2004, the
Management Information Circular, and the first quarter Financial Statements and
Management Discussion & Analysis for the three months ended March 31, 2005.

During the year, Northwestern has successfully raised approximately $3.3 million through a combination of its initial public offering and a series of successive private placement financings. Subsequent to December 31, 2004, the Company secured an additional $500,000 by way of a non-brokered private placement, thereby increasing the total gross proceeds raised by the Company to $3.8 million to date. Northwestern's success in securing financing at optimal valuations have allowed the Company to fully fund our ongoing exploration programs in Canada's Northwest Territories (Bear Project) and Mexico's Durango
(Picachos property) and Sinaloa (Tango property) States.

BEAR PROJECT, NORTHWEST TERRITORIES
During the year ended December 31, 2004, the Company completed a joint
$1,000,000 exploration program on the Longtom claim with Fronteer Development
Group Inc. ("Fronteer"). The Company contributed $500,000, while Fronteer contributed the other $500,000 towards the exploration program. The Company expects to develop a program of exploration in the amount of $500,000 in 2005 to further develop the uranium targets found from previous exploration.

PICACHOS AND TANGO PROPERTIES, MEXICO
During the year, we expanded our mineral concessions and entered into an option with RNC Gold Inc.("RNC") to aquire a 50% interest in two silver/gold properties in Mexico - the Picachos and Tango Projects - representing our first foray into the emerging Latin American gold region. Under the terms of the Option Agreement with RNC, Northwestern may exercise the option by spending $1.5 million on exploration before December 31, 2006, and generating a feasibility study for the production of a minimum of 25,000 ounces of gold per year. In order to identify the most promising exploration targets and develop a Recommended Work Program, the Company commissioned Watts, Griffis & McOuat ("WGM"), Consulting Geologists,
to complete an initial scoping study and NI 43-101 compliant Technical Report of the Pichachos Project. Both documents are available on SEDAR at www.sedar.com.
The Recommended Work Program, in the amount of $526,000, and comprised of airborne magnetometer and soil geochemistry surveys, and underground development and trenching, was commenced in February, 2005. The Company expects that the
Recommended Work Program will be completed in the third quarter of 2005.

Based on the results of the Recommended Work Program, the Company will evaluate whether or not to commence the second phase of exploration on the Pichachos
Project, and exercise the option which requires the Company to incur an additional $1.0 million in exploration and development expenditures.

The overall objective of the Company is to expand the knowledge and geological data related to the Bear and Pichachos Projects, in order to develop reserves which are economically significant. The Company will also continue to evaluate for acquisition other high quality properties in order to augment and strengthen its current Uranium and IOCG exploration portfolio.

Finally, we were pleased to have our common shares trading on the TSX Venture
Exchange, the Frankfurt and Berlin Exchanges, and the NASD Bulletin Board. We
believe that our North American and European listings are integral to increasing the company's visibility to institutional and retail investors.

I look forward to informing you of our progress and further developments in the coming year.

Yours truly,

/s/ "Kabir Ahmed"

Kabir Ahmed
President and CEO
Northwestern Mineral Ventures

                       NORTHWESTERN MINERAL VENTURES INC.

                          36 Toronto Street, Suite 1000

                            Toronto, Ontario M5C 2C5

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that an annual meeting (the "MEETING") of the shareholders of Northwestern Mineral Ventures Inc. (the "CORPORATION") will be held at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300,
Toronto, Ontario M5H 3W5 on Thursday, the 2nd day of June, 2005, at 3:00 p.m.
(Toronto time) for the following purposes:

1.       to receive and consider the audited financial statements of the
         Corporation for the fiscal year ended December 31, 2004, together with the report of the auditors thereon;

2.       to elect directors;

3.       to appoint auditors and to authorize the directors to fix their remuneration; and

4.       to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

         The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO
COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY, AND TO RETURN IT IN THE
ENVELOPE PROVIDED FOR THAT PURPOSE.

         A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation's transfer agent and registrar, Equity Transfer Services
Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 on or
before the close of business of the last business day preceding the day of the
Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the time of voting. Shareholders who are unable to attend the
Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the
Meeting.

         DATED at Toronto, Ontario as of the 27th day of April, 2005.

                       BY ORDER OF THE BOARD OF DIRECTORS

                       ---------------------------------------
                       Kabir Ahmed
                       President and Chief Executive Officer

                         MANAGEMENT INFORMATION CIRCULAR

                                       OF

                       NORTHWESTERN MINERAL VENTURES INC.

                         ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 2, 2005

                                 APRIL 27, 2005

                             SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR (THE "INFORMATION CIRCULAR") IS FURNISHED IN
CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF NORTHWESTERN MINERAL
VENTURES INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING
(THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND
PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. While it
is expected that the solicitation will be primarily by mail, proxies may also be solicited personally by regular employees of the Corporation at nominal cost.
The cost of solicitation by management will be borne directly by the
Corporation. None of the directors of the Corporation have advised management in writing that they intend to oppose any action intended to be taken by management at the Meeting.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO
REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent of the Corporation, Equity Transfer Services Inc. at Suite
420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or delivering the completed proxy to the Chairman of the Meeting on the day of the Meeting or any
adjournment thereof prior to the time of voting.
A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either:

1.   by delivering another properly executed form of proxy bearing a later date and depositing it as described above;

2.   by depositing an instrument in writing revoking the proxy executed by him or her:

          (a)  with Equity Transfer Services Inc. at any time up to and prior to the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

          (b)  with the Chairman of the Meeting on the day of the Meeting or any
               adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof, as applicable; or

3.   in any other manner permitted by law.

                                VOTING OF PROXIES

Shares represented by properly executed proxies WILL BE VOTED OR WITHHELD FROM
VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT
MAY BE CALLED FOR AND IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY
MATTERS TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY. Where there is no choice specified, shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL
BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY

SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of
Meeting, or other matters which may properly come before the Meeting. At the time of printing this Information Circular the management of the Corporation knows of no such amendments, variations or other matters to come before the
Meeting. However, if any other matters which at present are not known to management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares ("COMMON SHARES"). As of April 27, 2005, the Corporation has
issued and outstanding 38,427,167 Common Shares. The Corporation shall make a list of all persons who are registered holders of Common Shares on April 27,
2005 (the "RECORD DATE") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each
Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his Common Shares after the
Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the Common Shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of April
27, 2005, no person beneficially owns, directly or indirectly or exercises control or direction over more than 10% of the outstanding Common Shares.

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered"
shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "NON-REGISTERED HOLDER") in respect of Common Shares which are held either: (a) in the name of an intermediary (an "INTERMEDIARY")
that the Non-Registered Holder deals with in respect of the Common Shares (an
Intermediary includes, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's,
RESP' and similar plans); or (b) in the name of a clearing agency (such as The
Canadian Depository for Securities Limited), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 the Corporation has distributed copies of the notice of Meeting, this
Information Circular and the proxy (collectively, the "MEETING MATERIALS") to the clearing agencies and Intermediaries for onward distribution to
Non-Registered Holders. Intermediaries are required to forward the Meeting
Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting
Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (a)  be given a form of proxy which has already been signed by the
          Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares

          beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Equity
          Transfer Services Inc.; or

     (b)  more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the
          Intermediary must follow.

In either case, the purspose of this procedure is to permit Non-Registered
Holders to direct the voting of the Common Shares which they beneficially own.
Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names in the proxy and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

                             EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal year ended
December 31, 2004 and the fiscal period commencing on September 26, 2003 (the date of incorporation of the Corporation) and ending December 31, 2003 in respect of the individuals who were, at December 31, 2004, the President and
Chief Executive Officer and the Chief Financial Officer (collectively, the
"NAMED EXECUTIVES") of the Corporation. The Corporation had no executive officers whose total salaries and bonuses during the fiscal year ended December
31, 2004 exceeded $150,000.

SUMMARY COMPENSATION TABLE

------------------- -------- ----------------------------------------- -------------------------------------- -----------------

                                       ANNUAL COMPENSATION                    LONG TERM COMPENSATION
------------------- -------- ----------------------------------------- -------------------------------------- -----------------
                                                                                     SHARES OR
                                                                       SECURITIES      UNITS
                                                                          UNDER      SUBJECT TO
                                                                         OPTION/       RESALE       LTIP         ALL OTHER
     NAME AND                                         OTHER ANNUAL        SARS      RESTRICTIONS   PAYOUTS      COMPENSATION
PRINCIPAL POSITION    YEAR    SALARY ($)  BONUS ($)  COMPENSATION ($)  GRANTED (#)      ($)          ($)            ($)
------------------- -------- ------------ ---------- ----------------- ------------ -------------- ---------- -----------------

Kabir Ahmed,        Dec.       90,000      15,000          Nil           200,000         Nil          Nil           Nil
President and       31/04
Chief Executive     -------- ------------ ---------- ----------------- ------------ -------------- ---------- -----------------
Officer             Dec.     15,000 (1)      Nil           Nil             Nil           Nil          Nil           Nil
                    31/03
------------------- -------- ------------ ---------- ----------------- ------------ -------------- ---------- -----------------
Roderick Chisolm    Dec.        9,117       5,000          Nil           100,000         Nil          Nil           Nil
Chief Financial     31/04
Officer             -------- ------------ ---------- ----------------- ------------ -------------- ---------- -----------------
                    Dec.         Nil         Nil           Nil             Nil           Nil          Nil           Nil
                    31/03
------------------- -------- ------------ ---------- ----------------- ------------ -------------- ---------- -----------------

Notes

(1)  Mr. Ahmed receives a salary of $90,000 per annum, which salary commenced on
     November 1, 2003. Accordingly, the total amount paid to Mr. Ahmed for the period commencing September 26, 2003 and ending December 31, 2003 was based upon an annualized salary of $90,000 pro rated for the months of November and December, 2003.

OPTION GRANTS

The following table provides details on stock options granted to the Named
Executives during the year ended December 31, 2004:

---------------------------------- ---------------- ----------------- -------------- ------------------- -------------
                                                       % OF TOTAL                     MARKET VALUE OF
                                                      OPTIONS/SARS                     SECURITIES
                                     SECURITIES        GRANTED TO                      UNDERLYING
                                        UNDER         EMPLOYEES IN     EXERCISE OR    OPTIONS/SARS ON
                                    OPTIONS/SARS       FINANCIAL       BASE PRICE    THE DATE OF GRANT    EXPIRATION
              NAME                   GRANTED (#)        YEAR(1)       ($/SECURITY)      ($/SECURITY)         DATE
---------------------------------- ---------------- ----------------- -------------- ------------------- -------------

Kabir Ahmed                          200,000(2)          66.67%          $0.575            $0.575         March 26,
                                                                                                             2009
---------------------------------- ---------------- ----------------- -------------- ------------------- -------------
Roderick Chisolm                     100,000(2)          33.33%          $0.575            $0.575         March 26,
                                                                                                             2009
---------------------------------- ---------------- ----------------- -------------- ------------------- -------------

Notes

(1)  An aggregate of 300,000 options were granted by the Corporation to employees and to the Named Executives during the financial year ended
     December 31, 2004

(2)  Upon exercise in accordance with the terms thereof, each of these options entitles the holder thereof to acquire one Common Share.

AGGREGATED OPTION EXERCISES AND FINANCIAL YEAR END VALUES

The following table sets forth information concerning each exercise of options by the Named Executives during the most recently completed financial year of the
Corporation, and the financial year-end value of unexercised options held by the
Named Executive, on an aggregated basis.

---------------------- ------------- -------------- ---------------------------------- ----------------------------------
                                                                                           VALUE OF UNEXERCISED
                                                      UNEXERCISED OPTIONS/SARS AT       IN-THE-MONEY OPTIONS/SARS AT
                        SECURITIES     AGGREGATE            DECEMBER 31, 2004                  DECEMBER 31, 2004
                       ACQUIRED ON       VALUE                   (#)                              ($)(1)
                         EXERCISE      REALIZED     -------------- ------------------- --------------- ------------------
        NAME                #              $         EXERCISABLE     UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
---------------------- ------------- -------------- -------------- ------------------- --------------- ------------------

Kabir Ahmed                Nil            Nil          200,000             0              $25,000             N/A
---------------------- ------------- -------------- -------------- ------------------- --------------- ------------------
Roderick Chisolm           Nil            Nil          100,000             0              $12,500             N/A
---------------------- ------------- -------------- -------------- ------------------- --------------- ------------------

Notes

(3)  The value of "in-the-money" options was calculated using the last traded price of the Common Shares on the Toronto Stock Exchange on December 31,
     2004 of $0.70 less the exercise price of "in-the-money" options.
     "In-the-money" options are options that can be exercised at a profit (i.e., the market value of the Common Shares is higher than the price at which they can be purchased from the Corporation).

The Corporation did not effect any downward repricing of stock options during the fiscal year ended December 31, 2004.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has entered into a consulting agreement with Mr. Kabir Ahmed, the President and Chief Executive Officer of the Corporation, pursuant to which
Mr. Ahmed is paid a monthly management fee of $7,500. This agreement may be terminated upon provision of 30 days written notice by the Corporation or 90 days written notice by Mr. Ahmed.

COMPENSATION OF DIRECTORS

Except as otherwise disclosed below, directors of the Corporation are not currently paid any fees for their services as directors, but are reimbursed for travel and other out of pocket expenses incurred in attending directors' and shareholders' meetings. Directors are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. During the year ending December 31, 2004, no fees were paid to any director of the
Corporation or a corporation associated with any director other than a one-time directors' fee of $5,000 paid to each of Jon North and Scott Waldie on September
15, 2004.

Directors are also entitled to participate in the stock option plan (the "2004
OPTION PLAN") of the Corporation. As of April 27, 2005, the Corporation had
outstanding options to purchase 960,000 Common Shares, 600,000 of which have been granted to directors. See "Summary of Stock Option Plan".

                    SECURITIES AUTHORIZED FOR ISSUANCE UNDER
                            EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at December 31, 2004. As of December
31, 2004, the 2004 Option Plan is the only equity compensation plan of the
Corporation.

EQUITY COMPENSATION PLAN INFORMATION

------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                                             NUMBER OF SECURITIES
                                                                                            REMAINING AVAILABLE FOR
                                 NUMBER OF SECURITIES TO BE                                  FUTURE ISSUANCE UNDER
                                  ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE    EQUITY COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,         PRICE OF OUTSTANDING         (EXCLUDING SECURITIES
                                    WARRANTS AND RIGHTS         OPTIONS, WARRANTS AND     REFLECTED IN COLUMN (A)) -
        PLAN CATEGORY                       (A)                        RIGHTS               AS AT DECEMBER 31, 2004
------------------------------- ---------------------------- ---------------------------- ----------------------------

Equity compensation plans                1,060,000                      $0.61                      2,540,000
approved by securityholders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity compensation plans not               NIL                          NIL                          NIL
approved by securityholders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Total                                    1,060,000                      $0.61                      2,540,000
------------------------------- ---------------------------- ---------------------------- ----------------------------

SUMMARY OF STOCK OPTION PLAN

The shareholders of the Corporation approved the 2004 Option Plan on June 23,
2004. The number of Common Shares reserved for issuance under the 2004 Option
Plan may not exceed 3,600,000. During the fiscal year 2004, the Corporation granted 1,060,000 options pursuant to the 2004 Option Plan. As of April 27,
2005, 100,000 options have been exercised leaving the Corporation with 2,540,000 options available for grant under the 2004 Option Plan.

The purpose of the 2004 Option Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire

a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the 2004 Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the
Common Shares may be listed or may trade from time to time. The number of Common
Shares reserved for issue to any one person pursuant to the 2004 Option Plan may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The exercise price of options issued may not be less than the fair market value of the Common Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements.

                    INTEREST OF CERTAIN PERSONS OR COMPANIES
                          IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, none of the directors or executive officers of the Corporation, no Nominee (as defined below), none of the persons who have been directors or executive officers of the
Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
                               TO THE CORPORATION

No individual who is, or at any time during the most recently completed financial year of the Corporation was, a director, executive officer, employee or former director, executive officer or employee of the Corporation, or any of their associates, is indebted to the Corporation or any subsidiary of the
Corporation as of April 27, 2005.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the Common
Shares, or Nominee for election as a director of the Corporation, and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the
Corporation's last completed fiscal year or in any proposed transaction which, in either such case, has materially affected or will materially affect the
Corporation.

                           AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 - Audit Committees ("MI 52-110") requires the
Corporation to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

AUDIT COMMITTEE CHARTER

The Corporation's audit committee is governed by an audit committee charter, the text of which is attached as Schedule "A" to this Information Circular.

COMPOSITION OF THE AUDIT COMMITTEE

The Corporation's audit committee is comprised of the entire board of directors
(the "BOARD"). As defined in MI 52-110, each of the directors are considered to be "independent"other than Mr. Kabir

Ahmed who is not considered to be "independent" as the result of his role as
President and Chief Executive Officer of the Corporation. Each member of the audit committee is considered to be "financially literate" which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues of the Corporation.

PRE-APPROVAL POLICIES AND PROCEDURES

In the event that the Corporation wishes to retain the services of the
Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the chair of the audit committee, who shall have the authority to approve or disapprove on behalf of the audit committee, such non-audit services. All other non-audit services shall be approved or disapproved by the audit Committee as a whole.

AUDIT FEES

The following chart summarizes the aggregate fees billed by the external auditors of the Corporation for professional services rendered to the
Corporation during the fiscal year ended December 31, 2004 and the fiscal period commencing on September 26, 2003 (the date of incorporation of the Corporation)
and ending December 31, 2003, for audit and non-audit related services:

--------------------------------------------------------------------------------
TYPE OF WORK               YEAR ENDED DEC. 31, 2004    YEAR ENDED DEC. 31, 2003
--------------------------------------------------------------------------------

Audit fees(1)              $15,000                     $17,500
--------------------------------------------------------------------------------
Audit-related fees(2)      $Nil                        $Nil
--------------------------------------------------------------------------------
Tax advisory fees(3)       $Nil                        $Nil
--------------------------------------------------------------------------------
All other fees             $Nil                        $Nil
--------------------------------------------------------------------------------
TOTAL                      $15,000                     $17,500
--------------------------------------------------------------------------------

Notes

(4)  Aggregate fees billed for the Corporation's annual financial statements and services normally provided by the auditor in connection with the
     Corporation's statutory and regulatory filings.

(5)  Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the
     Corporation's financial statements and are not reported as "Audit fees", including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

(6)  Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

EXEMPTION

The Corporation is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Corporation, as a "venture issuer", is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting
Obligations) of MI 52-110.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

4.   FINANCIAL STATEMENTS. The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended
     December 31, 2004 together with the auditor's report thereon.

5.   ELECTION OF DIRECTORS. The articles of the Corporation provide that the
     Board may consist of a minimum of 1 and a maximum of 20 directors, to be elected annually. At the Meeting, shareholders will be asked to elect four directors (the "Nominees"). The following table provides the names of the
     Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director of the Corporation holds office until his successor is

elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is elected or appointed.

---------------------------------- ------------------ ---------------------------- ------------ -------------------------
NAME AND MUNICIPALITY OF                                                           DIRECTOR     NUMBER OF COMMON SHARES
RESIDENCE                          POSITION           PRINCIPAL OCCUPATION         SINCE        HELD OR CONTROLLED (1)
---------------------------------- ------------------ ---------------------------- ------------ -------------------------

Kabir Ahmed(2)                     President, Chief   President and Chief          2003         2,000,000
Ontario, Canada                    Executive          Executive Officer of the
                                   Officer and        Corporation
                                   Director           President and Chief
                                                      Executive Officer of
                                                      Southampton Ventures Inc.
                                                      (mineral exploration
                                                      corporation)
---------------------------------- ------------------ ---------------------------- ------------ -------------------------
Jon North(2)(3)                    Director           President, North Atlantic    2003         Nil
Ontario, Canada                                       Resources Ltd. (mineral
                                                      exploration corporation)
---------------------------------- ------------------ ---------------------------- ------------ -------------------------
Scott Waldie(2)                    Director           Independent businessman      2003         Nil
Ontario, Canada                                       (May, 2002 to present)
---------------------------------- ------------------ ---------------------------- ------------ -------------------------
Wayne Beach(2)(4)                  Chairman           Barrister and Solicitor,     2005         2,242,500
Ontario, Canada                                       Beach Hepburn LLP (January
                                                      1, 2001 to present)
                                                      Prior to 2001,
                                                      self-employed
---------------------------------- ------------------ ---------------------------- ------------ -------------------------

Notes

(7)  The information as to Common Shares beneficially owned or over which the
     Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(8)  The full Board serves as the audit committee of the Corporation. See "Audit
     Committee Disclosure"

(9)  Mr. North was a director of Grange Gold Corporation which was the subject of a cease trade order issued in June 2003 for failing to file financial statements. The cease trade order was subsequently revoked in July 2003.

(10) Mr. Beach was a director and officer of Newstar Resources Inc., which in
     July 1999, became subject to a cease trade order for failing to file financial statements (as a result of the bankruptcy of its subsidiary).

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR,
PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR
DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE
TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

6.   APPOINTMENT OF AUDITORS. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of
     McGovern, Hurley, Cunningham, LLP, as auditors of the Corporation for the
     2005 fiscal year, and to authorize the directors to fix their remuneration.
     McGovern, Hurley, Cunningham, LLP were first appointed as auditors of the
     Corporation on September 26, 2003.

                             ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at
www.sedar.com. Financial information concerning the Corporation is provided in the Corporation's comparative financial statements and management's discussion and analysis for the financial year ended December 31, 2004.

Shareholders wishing to obtain a copy of the Corporation's financial statements and management's discussion and analysis may contact the Corporation as follows:

                       Northwestern Mineral Ventures Inc.
                          36 Toronto Street, Suite 1000
                                   Toronto, ON
                                     M5C 2C5
                                 (416) 365-6580

                               DIRECTORS' APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

DATED at Toronto, Ontario as of the 27th day of April, 2005.

                                 BY ORDER OF THE BOARD OF DIRECTORS

                                 ---------------------------------------------
                                 Kabir Ahmed
                                 Preside President and Chief Executive Officer

                                  SCHEDULE "A"
            CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I    PURPOSE

The Audit Committee (the "COMMITTEE") is appointed by the Board of Directors
(the "BOARD") of Northwestern Mineral Ventures Inc. (the "CORPORATION") to
assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the
Corporation. The Committee's primary duties and responsibilities are to:

     o    conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

     o    assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;

     o    ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

     o    review the quarterly and annual financial statements and management's discussion and analysis of the Corporation's financial position and operating results and report thereon to the Board for approval of same;

     o    select and monitor the independence and performance of the
          Corporation's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their
          remuneration; and

     o    provide oversight to related party transactions entered into by the
          Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the
Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the
Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II   AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

     (a)  engage independent counsel and other advisors as it determines necessary to carry out its duties;

     (b)  set and pay the compensation for advisors employed by the Committee;
          and

     (c)  communicate directly with the internal and external auditors.

III  COMPOSITION AND MEETINGS

1.   The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission ("OSC"), the TSX Venture Exchange, the
     Business Corporations Act (Ontario) and all applicable securities regulatory authorities.

2.   The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.   Each member of the Committee shall be "independent" and shall be
     "financially literate" (as each such term is defined in Multilateral
     Instrument 52-110).

4.   The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.   If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.   If and whenever a vacancy shall exist, the remaining members of the
     Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.   The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the
     Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.   Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.   The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.  The Committee may invite such officers, directors and employees of the
     Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.  Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

IV   RESPONSIBILITIES

A    FINANCIAL ACCOUNTING AND REPORTING PROCESS AND INTERNAL CONTROLS

     1.   The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles ("GAAP") and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

     2.   The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management's response.

     3.   The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, management's discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

     4.   The Committee shall review management's discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

     5.   The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices,

          internal controls and such other matters as the Committee, Chief
          Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

     6.   The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

     7.   The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

     8.   The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

     9.   The Committee shall establish procedures for:

          (a)  the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting
               controls or auditing matters; and

          (b)  the confidential, anonymous submission by employees of the
               Corporation of concerns regarding questionable accounting or auditing matters.

     10.  The Committee shall provide oversight to related party transactions entered into by the Corporation.

B    INDEPENDENT AUDITORS

     1.   The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

     2.   The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

     3.   The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors in accordance with this Charter.

     4.   The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

     5.   The Committee shall review the external auditors' audit plan, including the scope, procedures and timing of the audit.

     6.   The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

     7.   The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Corporation and the external auditors.

     8.   The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

     9.   The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

     10.  The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

C    OTHER RESPONSIBILITIES

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

              PROCEDURES FOR RECEIPT OF COMPLAINTS AND SUBMISSIONS
                         RELATING TO ACCOUNTING MATTERS

1.   The Corporation shall inform employees on the Corporation's intranet, if there is one, or via a newsletter or e-mail that is disseminated to all employees at least annually, of the officer (the "COMPLAINTS OFFICER")
     designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.   The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.   The Complaints Officer shall be informed that he or she must report to the
     Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.   Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.   The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

                  PROCEDURES FOR APPROVAL OF NON-AUDIT SERVICES

1.   The Corporation's external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

          (a)  bookkeeping or other services related to the Corporation's accounting records or financial statements;

          (b)  financial information systems design and implementation;

          (c)  appraisal or valuation services, fairness opinion or
               contributions-in-kind reports;

          (d)  actuarial services;

          (e)  internal audit outsourcing services;

          (f)  management functions;

          (g)  human resources;

          (h)  broker or dealer, investment adviser or investment banking services;

          (i)  legal services;

          (j)  expert services unrelated to the audit; and

          (k)  any other service that the Canadian Public Accountability Board determines is impermissible.

2.   In the event that the Corporation wishes to retain the services of the
     Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.   The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

                       NORTHWESTERN MINERAL VENTURES INC.
                                      PROXY

                         ANNUAL MEETING OF SHAREHOLDERS
                                  JUNE 2, 2005

                  THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
                       NORTHWESTERN MINERAL VENTURES INC.

         The undersigned shareholder of Northwestern Mineral Ventures Inc. (the
"Corporation") hereby nominates, constitutes and appoints Kabir Ahmed, President and Chief Executive Officer of the Corporation, or failing him, Scott Waldie,
Director of the Corporation, or instead of either of them, ___________________, as nominee of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 2nd day of June, 2005 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

         THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE
IS SPECIFIED WILL BE VOTED OR WITHHELD AS DIRECTED. WHERE NO CHOICE IS
SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN
FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW AND ON THE REVERSE SIDE.

         THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF
ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING
OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH
MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

         A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT
BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING
OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE
EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND
STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER
FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

         TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION'S REGISTRAR
AND TRANSFER AGENT, EQUITY SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST,
TORONTO, ONTARIO, M5H 4C3, ON OR BEFORE THE CLOSE OF BUSINESS OF THE LAST
BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF AT
WHICH THE PROXY IS TO BE USED, OR BE DELIVERED TO THE CHAIRMAN OF THE MEETING ON
THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME OF VOTING.

         The nominees are directed to vote the shares represented by this proxy as follows:

2.       TO VOTE FOR ______ OR TO WITHHOLD FROM VOTING ______ in respect of the election of directors proposed by management;

3.       TO VOTE FOR ______ OR TO WITHHOLD FROM VOTING ______ in respect of the appointment of McGovern Hurley Cunningham LLP, Chartered Accountants,
         as auditors of the Corporation and to authorize the board of directors of the Corporation to fix their remuneration; and

4.       at the nominee's discretion to vote upon any amendments or variations to matters specified in the notice of the annual meeting or upon any other matters as may properly come before the annual meeting or any adjournments thereof.

                                   THE SHARES REPRESENTED BY THIS PROXY WILL BE
                                   VOTED IN ACCORDANCE WITH THE INSTRUCTIONS
                                   GIVEN ON ANY VOTE OR BALLOT CALLED AT THE
                                   ANNUAL MEETING. UNLESS A SPECIFIC INSTRUCTION
                                   IS INDICATED, SAID SHARES WILL BE VOTED FOR
                                   CONFIRMATION AND/OR APPROVAL OF THE MATTERS
                                   SPECIFIED IN ITEMS 1 AND 2, ALL OF WHICH ARE
                                   SET FORTH IN THE ACCOMPANYING MANAGEMENT
                                   PROXY CIRCULAR, RECEIPT OF WHICH IS HEREBY
                                   ACKNOWLEDGED.

                                   THIS PROXY REVOKES AND SUPERSEDES ALL PROXIES
                                   OF EARLIER DATE.

                                   DATED this             day of
                                               , 2005.

                                   PRINT NAME:

                                   -------------
                                   SIGNATURE:

                                   -------------
                                   NOTES:

                                   1. This proxy must be signed by the
                                   shareholder or his attorney duly authorized
                                   in writing, or if the shareholder is a
                                   corporation, by the proper officers or
                                   directors under its corporate seal, or by an
                                   officer or attorney thereof duly authorized.

                                   2. A person appointed as nominee to represent
                                   a shareholder need not be a shareholder of
                                   the Corporation.

                                   3. Please date this proxy. If not dated, this
                                   proxy is deemed to bear the date on which it
                                   was mailed on behalf of the management of the
                                   Corporation.

                                   4. The proxy ceases to be valid one year from
                                   its date.

                                   5. Each shareholder who is unable to attend
                                   the meeting is respectfully requested to date
                                   and sign this form of proxy and return it
                                   using the self-addressed envelope provided.

                                   6. If your address as shown is incorrect,
                                   please provide your correct address when
                                   returning this proxy.

                       NORTHWESTERN MINERAL VENTURES INC.

                         SUPPLEMENTAL MAILING LIST FORM
--------------------------------------------------------------------------------

National Instrument 51-102 - Continuous Disclosure Obligations mandates that
Northwestern Mineral Ventures Inc. (the "Corporation") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Corporation's annual financial statements and related MD&A and/or interim financial statements and related MD&A
(collectively, the "Statements"), in accordance with the procedures set out in
National Instruments 54-101- Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to our transfer agent at the following address:

                          EQUITY TRANSFER SERVICES INC.
                                    SUITE 420
                            120 ADELAIDE STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5H 4C3

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically
receive the Statements. (Registered holders are those with shares registered in their name: beneficial owners have their shares registered in an agent, broker, or bank's name.)

                                *****************

          Please put my name on your Supplemental Mailing List to receive the
     Statements (as indicated) of Northwestern Mineral Ventures Inc.

                      (PLEASE PRINT YOUR NAME AND ADDRESS)

              _______________INTERIM FINANCIAL STATEMENTS AND MD&A

               _______________ANNUAL FINANCIAL STATEMENTS AND MD&A

               --------------------------------------------------
                            (First Name and Surname)

               --------------------------------------------------
                      (Number and Street) (Apartment/Suite)

               --------------------------------------------------
                             (City) (Province/State)

               --------------------------------------------------
                                  (Postal Code)

               Signed: ___________________________________________
                           (Signature of Shareholder)

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Northwestern Mineral Ventures Inc.

                                           By: /s/ Kabir Ahmed
                                              -----------------------
                                              Kabir Ahmed
                                              President

Date: May 10, 2005